UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 000-23357 CUSIP NUMBER: 717131-10-6

                                       Form 12b-25

                                       NOTIFICATION OF LATE FILING

(Check One)        Form 10-K        Form 20-F        Form 11-K        Form 10-Q        Form N-SAR        Form N-CSR

For Period Ended:  October 31, 2004

 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Obsidian Enterprises, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

111 Monument Circle, Suite 4800
Address of Principal Executive Office (Street and Number)

Indianapolis, IN 46204
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

                 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a)         The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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                (b)         The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                (c)         The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

                State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                Obsidian Enterprises, Inc. (the "Company") was unable to file its Form 10-K for the fiscal year ended October 31, 2004, within the prescribed time period without unreasonable effort and expense.  Specifically, the Company required additional time to file its Form 10-K because McGladrey & Pullen, LLP ("McGladrey"), the Company's independent auditor, will be unable to complete its audit procedures prior to January 31, 2005 and, for that reason, cannot provide the audit report which is required to be filed with the Form 10-K.  McGladrey has informed the Company that it was unable to complete audit procedures for certain subsidiaries of the Company because of the failure of certain third parties to provide necessary information, which in turn delayed the audit of the Company's consolidated financial statements.  The statement of McGladrey & Pullen, LLP required by Rule 12b-25(c) of the Securities Exchange Act of 1934 is attached as an exhibit hereto.

PART IV — OTHER INFORMATION

                 (1)         Name and telephone number of person to contact in regard to this notification

Rick D. Snow	(317)	237-5137
Name	(Area Code)	(Telephone Number)

                 (2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes    No

                 (3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes    No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 It is currently anticipated that net loss for the fiscal year ended October 31, 2004 will be approximately $7.9 million, compared to net loss for the fiscal year ended October 31, 2004 of approximately $3.9 million.  Additionally, McGladrey has informed the Company that there is a substantial likelihood that McGladrey's report on the audited financial statements of the Company for the fiscal year ended October 31, 2004 will contain a going concern qualification.

OBSIDIAN ENTERPRISES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 31, 2005	By: /s/ Rick D. Snow Rick D. Snow Executive Vice President and Chief Financial Officer

                 INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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Exhibit

McGladrey & Pullen
Certified Public Accountants

January 31, 2005

Obsidian Enterprises, Inc. and Subsidiaries
111 Monument Circle
Suite 4800
Indianapolis, Indiana 46504

We have read Obsidian Enterprises Inc.'s statements included on its Form 12b-25 dated January 31, 2005, and we agree with such statements in Part III - Narrative concerning our Firm.

/s/ McGladrey & Pullen, LLP McGladrey & Pullen, LLP

McGladrey & Pullen, LLP is a member firm of RSM International —
an affiliation of separate and independent legal entities.